SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 29)

Mine Safety Appliances Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

602720104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 602720104	Page 1 of 5 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 131,147
6) Shared Voting Power -0-
7) Sole Dispositive Power 125,317
8) Shared Dispositive Power 2,546,554

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,677,751* *See the response to Item 4.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 7.51* *See the response to Item 4.
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 602720104	Page 2 of 5 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 131,147
6) Shared Voting Power -0-
7) Sole Dispositive Power 125,317
8) Shared Dispositive Power 2,546,554

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,677,751* *See the response to Item 4.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 7.51* *See the response to Item 4.
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 602720104	Page 3 of 5 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 131,147
6) Shared Voting Power -0-
7) Sole Dispositive Power 125,317
8) Shared Dispositive Power 2,546,554

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,677,751* *See the response to Item 4.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 7.51* *See the response to Item 4.
12)	Type of Reporting Person (See Instructions) BK

Page 4 of 5 Pages

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.;

and PNC Bank, National Association

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 300 Delaware Avenue, Suite 304, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☒ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐ An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A Church Plan that is excluded from the definition of an Investment Company under Section
3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☐

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2007:

(a) Amount Beneficially Owned:	2,677,751 shares*

(b) Percent of Class:	7.51*

(c)	Number of shares to which such person has:

(i) sole power to vote or to direct the vote	131,147
(ii) shared power to vote or to direct the vote	-0-
(iii) sole power to dispose or to direct the disposition of	125,317
(iv) shared power to dispose or to direct the disposition of	2,546,554

*On June 4, 1996, the Mine Safety Appliances Company Stock Compensation Trust (the “Trust”) was established. PNC Bank, National Association (“PNC”) acts as Trustee of the Trust. The Trust was established to provide assurance of the availability of the shares of the company’s common stock necessary to satisfy certain obligations of Mine Safety Appliances Company and its subsidiaries under certain designated non-qualified employee plans, in accordance with a Trust Agreement effective as of June 1, 1996. Pursuant to this amendment to Schedule 13G, PNC, as Trustee of the Trust, reports that it is deemed to have no voting power, but may have

Page 5 of 5 Pages

shared dispositive power, with respect to the 2,539,454 shares held in the Trust as of December 31, 2007. The filing of this amendment does not constitute, and should not be construed as, an admission that either PNC as Trustee of the Trust, or the Trust beneficially owns such securities. In connection therewith, the Trustee and the Trust disclaim beneficial ownership of such securities.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Of the total shares of Common Stock reported herein, 2,539,454 shares are held in Trust Accounts created by a Trust Agreement effective as of June 1, 1996, in which PNC Bank, National Association serves as Trustee.

Of the total shares of Common Stock reported herein, 138,297 shares are held in accounts at PNC Bank, National Association in a fiduciary capacity.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2008		February 8, 2008
Date		Date

By:	/s/ Joseph C. Guyaux	By:	/s/ Joseph C. Guyaux
Signature - The PNC Financial Services Group, Inc.		Signature - PNC Bank, National Association
Joseph C. Guyaux, President		Joseph C. Guyaux, President
Name & Title		Name & Title

February 8, 2008

Date

By:	/s/ Maria C. Schaffer

Signature - PNC Bancorp, Inc.

Maria C. Schaffer, Executive Vice President

Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT

WAS PREVIOUSLY FILED AS EXHIBIT A TO AMENDMENT NO. 11